Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Wellness Solutions Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held solely by means of a remote communication online at https://web.lumiagm.com/417745705 on August 26, 2021 at 10:30 a.m. (eastern time), for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended March 31, 2021 and the auditor’s report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditor for the ensuing year and to authorize the directors of the Corporation to fix its compensation;

4.	to approve renewal of the Corporation’s stock option plan;

5.	to approve renewal of the Corporation’s equity incentive plan; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED in Laval, Québec, ON JULY 30, 2021

By Order of the Board of Directors

/s/ Christopher Piazza

Christopher Piazza

Assistant Corporate Secretary

The Corporation’s shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established June 29, 2021 as the record date for the purpose of determining the Corporation’s shareholders who are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. To register a proxyholder, Shareholders MUST visit  http://www.computershare.com/Neptune no later than 10:30 a.m. (eastern time) on August 24, 2021 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend and vote at the Meeting.

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